Exhibit 99.12
Indian GAAP Standalone

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON THE CONDENSED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED

1
We have audited the attached condensed balance sheet of Infosys Technologies Limited (‘the Company’) as at March 31, 2011, the condensed profit and loss account for the quarter and year ended on that date and the condensed cash flow statement for the year ended on that date, annexed thereto. These condensed financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these condensed financial statements based on our audit.

2
We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the condensed financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the condensed financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall condensed financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3
We report that the condensed financial statements have been prepared by the Company’s Management in accordance with the requirements of Interim Financial Reporting prescribed by the Companies (Accounting Standards) Rules, 2006 and accordingly, do not contain all the disclosures that would be required in a set of complete financial statements.

4
In our opinion and to the best of our information and according to the explanations given to us, the condensed financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a)	in the case of the condensed balance sheet, of the state of affairs of the Company as at March 31, 2011;

b)	in the case of the condensed profit and loss account, of the profit of the Company for the quarter and year ended on that date; and

c)	in the case of the condensed cash flow statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
15 April 2011

INFOSYS TECHNOLOGIES LIMITED
in crore
Condensed Balance Sheet as at	Schedule	March 31, 2011	March 31, 2010
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	287
Reserves and surplus	2	24,214	21,749
		24,501	22,036
DEFERRED TAX LIABILITIES	5	176	232
		24,677	22,268
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,934	6,357
Less: Accumulated depreciation and amortization		2,878	2,578
Net book value		4,056	3,779
Add: Capital work-in-progress		499	409
		4,555	4,188
INVESTMENTS	4	1,325	4,626
DEFERRED TAX ASSETS	5	406	313
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	4,212	3,244
Cash and bank balances	7	13,665	9,797
Loans and advances	8	4,867	3,898
		22,744	16,939
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,880	1,763
Provisions	10	2,473	2,035
NET CURRENT ASSETS		18,391	13,141
		24,677	22,268
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the condensed interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	K. Dinesh Director

Bangalore April 15, 2011	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

INFOSYS TECHNOLOGIES LIMITED
in crore, except per share data
Condensed Profit and Loss account for the	Schedule	Quarter ended March 31,		Year ended March 31,
		2011	2010	2011	2010
Income from software services and products		6,668	5,500	25,385	21,140
Software development expenses	11	3,760	3,038	14,267	11,559
GROSS PROFIT		2,908	2,462	11,118	9,581
Selling and marketing expenses	12	317	266	1,219	974
General and administration expenses	13	392	302	1,485	1,247
		709	568	2,704	2,221
OPERATING PROFIT BEFORE DEPRECIATION		2,199	1,894	8,414	7,360
Depreciation		189	194	740	807
OPERATING PROFIT		2,010	1,700	7,674	6,553
Other income, net	14	387	190	1,147	910
Provision for investments		–	(10)	–	(9)
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		2,397	1,900	8,821	7,472
Provision for taxation	15	667	518	2,378	1,717
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		1,730	1,382	6,443	5,755
Income on sale of investments, net of taxes		–	48	–	48
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		1,730	1,430	6,443	5,803
Balance Brought Forward		15,842	14,008	13,806	10,305
Balance in profit and loss account		17,572	15,438	20,249	16,108
AMOUNT AVAILABLE FOR APPROPRIATION		17,572	15,438	20,249	16,108
Dividend
Interim dividend		–	–	574	573
30th year special dividend		–	–	1,722	–
Final dividend		1,149	861	1,149	861
Total Dividend		1,149	861	3,445	1,434
Dividend tax		187	143	568	240
Amount transferred to general reserve		645	580	645	580
Amount transferred to capital reserve		–	48	–	48
Balance in profit and loss account		15,591	13,806	15,591	13,806
		17,572	15,438	20,249	16,108
EARNINGS PER SHARE
Equity shares of par value 5/ – each
Before exceptional item
Basic		30.15	24.07	112.26	100.37
Diluted		30.14	24.06	112.22	100.26
After exceptional item
Basic		30.15	24.92	112.26	101.22
Diluted		30.14	24.90	112.22	101.10
Number of shares used in computing earnings per share (1)
Basic		57,41,39,565	57,36,75,913	57,40,13,650	57,33,09,523
Diluted		57,42,25,025	57,41,22,644	57,42,01,958	57,39,49,631
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the condensed interim financial statements
              (1) Refer to note 23.2.7

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	K. Dinesh Director

Bangalore April 15, 2011	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

INFOSYS TECHNOLOGIES LIMITED
in crore
Condensed Cash Flow statement for the year ended March 31,	Schedule	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		8,821	7,472
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		740	807
Provision for Investments		–	(9)
Interest and dividend income		(1,086)	(844)
Effect of exchange differences on translation of deferred tax liabilities		(6)	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5)	68
Changes in current assets and liabilities
Sundry debtors		(968)	146
Loans and advances	16	(704)	(368)
Current liabilities and provisions	17	234	236
		7,026	7,508
Income taxes paid	18	(2,756)	(1,653)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,270	5,855
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,152)	(565)
Investments in subsidiaries	20 (a)	(77)	(120)
Investment/(Disposal) of other securities	20 (b)	3,378	(3,497)
Interest and dividend received	21	1,086	831
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		3,235	(3,351)
Proceeds on sale of long term investments, net of taxes		–	53
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		3,235	(3,298)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		24	88
Repayment of loan given to subsidiary	20 (c)	14	5
Dividends paid including residual dividend		(3,156)	(1,346)
Dividend tax paid		(524)	(228)
NET CASH USED IN FINANCING ACTIVITIES		(3,642)	(1,481)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		5	(68)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		3,868	1,008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		11,297	10,289
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	15,165	11,297
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the condensed interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	K. Dinesh Director

Bangalore April 15, 2011	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

INFOSYS TECHNOLOGIES LIMITED
in crore, except as otherwise stated
Schedules to the Condensed Balance Sheet as at March 31,		2011	2010
1	SHARE CAPITAL
	Authorized
	Equity shares, 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, 5/- par value (1)	287	287
	57,41,51,559 (57,38,25,192) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	287
	Forfeited shares amounted to 1,500/- (1,500/-)
	(1) For details of options in respect of equity shares, refer to note 23.2.4 and also refer to note 23.2.7 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	54	6
	Add: Transferred from Profit and Loss account	–	48
		54	54
	Share premium account - Opening balance	3,022	2,925
	Add: Receipts on exercise of employee stock options	24	87
	Income tax benefit arising from exercise of stock options	11	10
		3,057	3,022
	General reserve - Opening balance	4,867	4,287
	Add: Transferred from Profit and Loss account	645	580
		5,512	4,867
	Balance in Profit and Loss account	15,591	13,806
		24,214	21,749

INFOSYS TECHNOLOGIES LIMITED

3 FIXED ASSETS

Schedules to the Condensed Balance Sheet
in crore, except as otherwise stated
Particulars		Original cost				Depreciation and amortization				Net book value
	As at April 1, 2010	Additions during the year	Deductions/ Retirement during the year	As at March 31, 2011	As at April 1, 2010	For the year	Deductions during the year	As at March 31, 2011	As at March 31, 2011	As at March 31, 2010
Land : Free-hold	178	228	–	406	–	–	–	–	406	178
Leasehold	138	–	3	135	–	–	–	–	135	138
Buildings (1)	3,209	323	–	3,532	737	227	–	964	2,568	2,472
Plant and machinery (2)	1,149	147	144	1,152	597	215	144	668	484	552
Computer equipment (2)	1,037	251	196	1,092	882	186	196	872	220	155
Furniture and fixtures (2)	629	69	100	598	347	112	100	359	239	282
Vehicles	5	2	–	7	3	–	–	3	4	2
Intellectual property rights	12	–	–	12	12	–	–	12	–	–
	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056	3,779
Previous year	5,986	787	416	6,357	2,187	807	416	2,578	3,779
Notes:
(1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2) During the year ended March 31, 2011 and March 31, 2010, certain assets which were old and not in use having gross book value of 440 crore and 387 crore respectively (net book value nil) were retired.

INFOSYS TECHNOLOGIES LIMITED
in crore, except as otherwise stated
Schedules to the Condensed Balance Sheet as at March 31,		2011	2010
4	INVESTMENTS
	Long- term investments– at cost
	Trade (unquoted)
	Other investments	6	6
	Less: Provision for investments	2	2
		4	4
	Non-trade (unquoted)
	Subsidiaries
	Infosys BPO Limited (1)
	3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	107	65
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	5,50,00,000 (5,50,00,000) common stock of USD 1.00 par value, fully paid	243	243
	Infosys Technologies, S. De R.L. De C.V., Mexico	54	40
	Infosys Technologies Sweden AB
	1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
	Infosys Technologies DO Brasil LTDA
	1,45,16,997 (1,07,16,997) shares of BRL 1.00 par value, fully paid	38	28
	Infosys Technologies (Shanghai) Company Limited	11	–
	Infosys Public Services, Inc
	1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
		1,202	1,125
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual fund units	–	2,317
	Certificates of deposit	119	1,180
		119	3,497
		1,325	4,626
	Aggregate amount of unquoted investments	1,325	4,626
	(1) Investments include 6,79,250 (13,36,331) options of Infosys BPO
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	234	201
	Sundry debtors	19	28
	Other assets	153	84
		406	313
	Deferred tax liabilities
	Branch profit tax	176	232
		176	232
6	SUNDRY DEBTORS(1)
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	64	79
	Other debts
	Unsecured
	Considered good(2)	4,212	3,244
	Considered doubtful	19	21
		4,295	3,344
	Less: Provision for doubtful debts	83	100
		4,212	3,244
	(1) Includes dues from companies where directors are interested	2	11
	(2) Includes dues from subsidiaries (refer to note 23.2.2)	72	56
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks
	In current accounts (1)	197	153
	In deposit accounts	13,024	8,868
	Balances with non-scheduled banks
	In current accounts	444	776
		13,665	9,797
	(1) Includes balance in unclaimed dividend account	3	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.2)	32	46
	Advances
	Prepaid expenses	52	25
	For supply of goods and rendering of services	50	5
	Advance to gratuity trust and others	–	2
	Withholding and other taxes receivable	516	321
	Others	10	13
		660	412
	Unbilled revenues	1,158	789
	Advance income taxes	924	641
	Interest accrued but not due	14	14
	Loans and advances to employees
	Housing and other loans	42	38
	Salary advances	84	62
	Electricity and other deposits	60	60
	Rental deposits	18	13
	Deposits with financial institutions	1,844	1,781
	Mark-to-market gain on forward and options contracts	63	88
		4,867	3,898
	Unsecured, considered doubtful
	Loans and advances to employees	3	2
		4,870	3,900
	Less: Provision for doubtful loans and advances to employees	3	2
		4,867	3,898
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services (1)	85	96
	Accrued salaries and benefits
	Salaries	42	25
	Bonus and incentives	363	421
	For other liabilities
	Provision for expenses	537	375
	Retention monies	21	66
	Withholding and other taxes payable	292	235
	Gratuity obligation - unamortised amount relating to plan amendment	22	26
	Others (2)	8	8
		1,370	1,252
	Advances received from clients	19	7
	Unearned revenue	488	502
	Unclaimed dividend	3	2
		1,880	1,763
	(1) Includes dues to subsidiaries (refer to note 23.2.2)	55	95
	(2) Includes deposits received from subsidiary (refer to note 23.2.2)	7	7
10	PROVISIONS
	Proposed dividend	1,149	861
	Provision for
	Tax on dividend	187	143
	Income taxes	756	719
	Unavailed leave	303	239
	Post-sales client support and warranties	78	73
		2,473	2,035

INFOSYS TECHNOLOGIES LIMITED
in crore, except as otherwise stated
Schedules to Condensed Profit and Loss account for the		Quarter ended March 31,		Year ended March 31,
		2011	2010	2011	2010
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,826	2,338	10,635	8,972
	Contribution to provident and other funds	102	61	378	244
	Staff welfare	14	7	53	28
	Technical sub-contractors - subsidiaries	369	346	1,568	1,210
	Technical sub-contractors - others	124	96	476	269
	Overseas travel expenses including visa	136	99	573	401
	Software packages for own use	81	55	320	309
	Third party items bought for service delivery to clients	63	1	139	17
	Communication expenses	12	10	39	45
	Computer maintenance	14	6	33	22
	Consumables	3	6	23	22
	Rent	7	5	25	22
	Provision for post-sales client support and warranties	9	8	5	(2)
		3,760	3,038	14,267	11,559
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	249	206	969	753
	Contribution to provident and other funds	2	1	7	4
	Staff welfare	–	1	2	2
	Overseas travel expenses	26	25	100	82
	Traveling and conveyance	1	1	4	3
	Commission charges	5	3	12	16
	Brand building	19	14	70	55
	Professional charges	3	5	13	22
	Rent	3	3	12	12
	Marketing expenses	4	3	14	11
	Telephone charges	4	3	14	11
	Printing and Stationery	–	–	1	1
	Communication expenses	1	–	1	1
	Sales Promotion expenses	–	1	–	1
		317	266	1,219	974
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	100	85	390	330
	Contribution to provident and other funds	7	4	25	17
	Professional charges	89	67	286	220
	Telephone charges	33	26	116	106
	Power and fuel	35	31	142	122
	Traveling and conveyance	23	18	79	58
	Overseas travel expenses	4	2	15	10
	Office maintenance expenses	58	32	188	136
	Insurance charges	7	6	24	23
	Printing and stationery	2	2	10	8
	Donations	–	9	1	43
	Rent	8	7	31	28
	Advertisements	1	1	6	3
	Repairs to building	13	8	44	33
	Repairs to plant and machinery	10	9	33	31
	Rates and taxes	18	7	48	26
	Professional membership and seminar participation fees	3	3	10	8
	Postage and courier	3	2	9	8
	Books and periodicals	1	–	3	3
	Bank charges and commission	–	1	1	2
	Auditor's remuneration
	Statutory audit fees	–	–	1	1
	Provision for bad and doubtful debts and advances	(24)	(25)	3	(1)
	Commission to non-whole time directors	1	2	5	6
	Freight charges	–	–	1	1
	Research grants	–	5	14	25
		392	302	1,485	1,247
14	OTHER INCOME, NET
	Interest received on deposits with banks and others (1)	346	187	1,068	743
	Dividend received on investment in liquid mutual fund units (non-trade unquoted)	–	29	18	101
	Miscellaneous income, net	5	5	22	27
	Gains / (losses) on foreign currency, net	36	(31)	39	39
		387	190	1,147	910
	(1) includes tax deducted at source	31	16	91	95
15	PROVISION FOR TAXATION
	Income taxes	724	623	2,521	1,984
	MAT credit entitlement	–	(278)	–	(288)
	Deferred taxes (1)	(57)	173	(143)	21
		667	518	2,378	1,717
	(1) Excludes translation difference of 6 crore on deferred tax liabilities

INFOSYS TECHNOLOGIES LIMITED
in crore, except as otherwise stated
Schedules to Condensed Cash Flow statements for the year ended March 31,		2011	2010
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet	4,867	3,898
	Less: Gratuity obligation - unamortised amount relating to plan amendment	22	26
	Deposits with financial institutions included in cash and cash equivalents(1)	1,500	1,500
	Interest accrued but not due	14	14
	MAT credit entitlement	–	–
	Loan to subsidiary	32	46
	Advance income taxes	924	641
		2,375	1,671
	Less: Opening balance considered	1,671	1,303
		704	368
	(1) Excludes restricted deposits held with LIC of 344 crore (281 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	4,353	3,798
	Less: Unclaimed dividend	3	2
	Retention monies	21	66
	Gratuity obligation - unamortised amount relating to plan amendment	22	26
	Provisions separately considered in Cash Flow statement
	Income taxes	756	719
	Proposed dividend	1,149	861
	Tax on dividend	187	143
		2,215	1,981
	Less: Opening balance considered	1,981	1,745
		234	236
18	INCOME TAXES PAID
	Charge as per the profit and loss account	2,378	1,717
	Add/(Less) : Increase/(Decrease) in advance income taxes	283	373
	Increase/(Decrease) in deferred taxes(1)	143	(21)
	Increase/(Decrease) in MAT credit entitlement	–	(262)
	Income tax benefit arising from exercise of stock options	(11)	(10)
	(Increase)/Decrease in income tax provision	(37)	(144)
		2,756	1,653
	(1) Excludes translation difference of 6 crore on deferred tax liabilities
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet (1)	1,017	787
	Less: Opening capital work-in-progress	409	615
	Add: Closing capital work-in-progress	499	409
	Add: Opening retention monies	66	50
	Less: Closing retention monies	21	66
		1,152	565
	(1) Net of 3 crore movement in land from leasehold to free-hold upon acquisition for the year ended March 31, 2011
20 (a)	INVESTMENTS IN SUBSIDIARIES (1)
	As per the balance sheet	1,202	1,125
	Less: Opening balance considered	1,125	1,005
		77	120
	(1) Refer to note 23.2.5 for investment made in subsidiaries
20 (b)	INVESTMENT/(DISPOSAL) OF SECURITIES (1)
	Opening balance considered	3,497	–
	Less: Closing as per the balance sheet	119	(3,497)
		3,378	3,497
	(1) Refer to note 23.2.5 for investment and redemptions
20 (c)	REPAYMENT OF SUBSIDIARY LOAN
	Opening balance	46	51
	Less: Closing balance (1)	32	46
		14	5
	(1)Net of exchange rate fluctuation of Nil and 5 crore as at March 31, 2011 and March 31, 2010 respectively
21	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	1,086	844
	Add: Opening interest accrued but not due	14	1
	Less: Closing interest accrued but not due on certificates of deposits and bank deposits	14	14
		1,086	831
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	13,665	9,797
	Add: Deposits with financial institutions (1)	1,500	1,500
		15,165	11,297
	(1) Excludes restricted deposits held with LIC of 344 crore (281 crore) for funding leave liability

Schedules to the Condensed Interim Financial Statements for the quarter and year ended March 31, 2011

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

These interim financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2011. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

These financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of financial statements as laid down under the Accounting Standard (AS) 25, 'Interim Financial Reporting'.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than ` 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 23.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Capital commitments and contingent liabilities
in crore
Particulars	As at
	March 31, 2011		March 31, 2010
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		742		267
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts(1)		271		28
[Net of amount paid to statutory authorities 469 crore (241 crore)]
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	500	2,230	228	1,024
In Euro	20	127	16	97
In GBP	10	72	7	48
In AUD	10	46	3	12
Options contracts outstanding
In USD	–-	–	200	898
		2,475		2,079
(1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of 671 crore (214 crore), including interest of 177 crore (39 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax ( Appeals), Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
in crore
Particulars	As of March 31,
	2011	2010
Not later than one month	413	242
Later than one month and not later than three months	590	746
Later than three months and not later than one year	1,472	1,091
	2,475	2,079

The company recognized a net gain on derivative financials instruments of 30 crore and 53 crore during the quarter and year ended March 31, 2011 and March 31, 2010 (88 crore and 276 crore for the quarter and year ended March 31, 2010), which are included in other income.

23.2.2. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2011	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China (1)	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico (2)	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai (3)	China	100%	–
Infosys Brasil (4)	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (5)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (5)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (5)	Thailand	–	99.98%
Infosys Consulting India Limited (6)	India	100%	100%
McCamish Systems LLC (5)(7)	USA	99.98%	99.98%

(1)	During the year ended March 31, 2011 the Company made an additional investment of 42 crore (USD 9 million) in Infosys China, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of 107 crore (USD 23 million) and 65 crore (USD 14 million), respectively, in the subsidiary.
(2)	During the year ended March 31, 2011 the Company made an additional investment of 14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of 54 crore (Mexican Peso 150 million) and 40 crore (Mexican Peso 110 million), respectively, in the subsidiary.
(3)	On February 21, 2011 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested 11 crore (USD 3 million) in the subsidiary. As of March 31, 2011 the Company has invested an aggregate of 11 crore (USD 3 million) in the subsidiary.
(4)	During the year ended March 31, 2011 the company made an additional investment of 10 crore (BRL 4 million) in the subsidiary. As of March 31, 2011 and March 31, 2010 the Company has invested an aggregate of 38 crore (BRL 15 million) and 28 crore (BRL 11 million), respectively, in the subsidiary.
(5)	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.
(6)	During the year ended March 31, 2010, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2011 and March 31, 2010 Infosys Consulting has invested an aggregate of 1 crore in the subsidiary.
(7)	During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of 67 crore. The acquisition was accounted as a business combination which resulted in goodwill of 227 crore.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2011 and March 31, 2010 are as follows:
in crore
Particulars	As at
	March 31, 2011	March 31, 2010
Loans and advances
Infosys China	23	46
Infosys Brazil	9	–
Sundry debtors
Infosys China	39	19
Infosys Australia	5	7
Infosys Mexico	1	1
Infosys Consulting	24	26
Infosys Brazil	–	1
Infosys BPO (Including subsidiaries)	3	2
Sundry creditors
Infosys China	32	18
Infosys Australia	–	20
Infosys BPO (Including subsidiaries)	3	7
Infosys Brazil	–	–
Infosys Consulting	17	43
Infosys Consulting India	1	1
Infosys Mexico	1	5
Infosys Sweden	1	1
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the company and maximum dues from subsidiaries for the quarter and year ended March 31, 2011 and March 31, 2010 are as follows:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Capital transactions:
Financing transactions
Infosys Mexico	–	–	14	18
Infosys China	–	–	42	–
Infosys Shanghai	11	–	11	–
Infosys Brasil	–	11	10	28
Infosys Public services	–	–	–	24
Infosys Consulting	–	–	–	50
Loans/Advances
Infosys Brasil	9	–	9	–
Infosys China	–	–	(23)	–
Revenue transactions:
Purchase of services
Infosys Australia	234	170	889	634
Infosys China	59	45	240	134
Infosys Consulting	52	111	353	378
Infosys Consulting India	–	–	5	–
Infosys BPO (Including subsidiaries)	8	2	17	3
Infosys Sweden	3	3	12	11
Infosys Mexico	12	12	49	45
Infosys Brazil	1	3	3	5
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	31	8	114	53
Interest income
Infosys China	–	1	2	3
Sale of services
Infosys Australia	10	7	33	25
Infosys China	3	3	6	10
Infosys BPO (Including subsidiaries)	8	–	21	–
Infosys Consulting	24	8	73	25
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	15	19	78	71
Infosys Consulting	1	1	4	4
Maximum balances of loans and advances
Infosys Australia	81	47	81	51
Infosys China	23	48	48	48
Infosys Brasil	9	–	9	–
Infosys BPO (Including subsidiaries)	–	–	–	4
Infosys Mexico	4	–	4	4
Infosys Consulting	35	35	35	35

During the quarter and year ended March 31, 2011, an amount of Nil ( 14 crore and 34 crore for the quarter and year ended March 31, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter and year ended March 31, 2011, an amount of Nil and 12 crore ( 4 crore and 23 crore for the quarter and year ended March 31, 2010) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.3. Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2011 and March 31, 2010 have been detailed in Schedule 23.4.

23.2.4. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter and year ended March 31, 2011 and March 31, 2010 are set out below:

Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
The 1998 Plan :
Options outstanding, beginning of period	59,270	4,17,812	2,42,264	9,16,759
Less: Exercised	9,200	1,73,013	1,88,675	6,14,071
Forfeited	–	2,535	3,519	60,424
Options outstanding, end of period	50,070	2,42,264	50,070	2,42,264
The 1999 Plan :
Options outstanding, beginning of period	62,256	3,55,241	2,04,464	9,25,806
Less: Exercised	12,666	1,16,946	1,37,692	3,81,078
Forfeited	870	33,831	18,052	3,40,264
Options outstanding, end of period	48,720	2,04,464	48,720	2,04,464

The weighted average share price of options exercised under the 1998 Plan during the quarter ended March 31, 2011 and March 31, 2010 was 3,065 and 2,646 respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter ended March 31, 2011 and March 31, 2010 was 3,071 and 2,609 respectively.

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011 and March 31, 2010 was 2,950 and 2,266 respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011 and March 31, 2010 was 2,902 and 2,221 respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as at March 31, 2011 and March 31, 2010 :

Range of exercise prices per share ()	As at March 31, 2011
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

Range of exercise prices per share ()	As at March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

23.2.5. Details of investments

The details of investments and disposal of securities during the quarter and year ended March 31, 2011 and March 31, 2010 are as follows:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Investment in securities
Subsidiary- Infosys Consulting	–	–	–	50
Subsidiary- Infosys China	–	–	42	–
Subsidiary- Infosys Mexico	–	–	14	18
Subsidiary- Infosys Brasil	–	11	10	28
Subsidiary- Infosys Shanghai	11	–	11	–
Subsidiary- Infosys Public Services	–	–	–	24
Certificates of deposit	–	1,180	840	1,180
Liquid mutual fund units	78	1,142	1,583	9,016
	89	2,333	2,500	10,316
Redemption / disposal of investment in securities
Long term investments	–	5	–	5
Certificates of deposit	902	–	1,901	–
Liquid mutual fund units	78	3,980	3,900	6,699
	980	3,985	5,801	6,704
Net movement in investments	(891)	(1,652)	(3,301)	3,612

23.2.6. Segment Reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and directly charged against total income.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2011 and March 31, 2010:
in crore
Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,431	1,274	756	1,016	1,191	6,668
	1,965	1,058	802	754	921	5,500
Identifiable operating expenses	1,099	571	341	424	563	2,998
	831	492	359	323	442	2,447
Allocated expenses	519	286	170	228	268	1,471
	414	223	169	159	194	1,159
Segmental operating income	813	417	245	364	360	2,199
	720	343	274	272	285	1,894
Unallocable expenses						189
						194
Operating income						2,010
						1,700
Other income, net						387
						190
Provision for investments						–
						(10)
Net profit before taxes and exceptional item						2,397
						1,900
Income taxes						667
						518
Net profit after taxes before exceptional item						1,730
						1,382
Exceptional item- Income on sale of investments, net of taxes						–
						48
Net profit after taxes and exceptional item						1,730
						1,430

Year ended March 31, 2011 and March 31, 2010:
in crore
Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	9,293	4,686	3,134	3,757	4,515	25,385
	7,354	3,988	3,234	2,989	3,575	21,140
Identifiable operating expenses	4,210	2,107	1,471	1,643	2,115	11,546
	3,095	1,853	1,355	1,267	1,564	9,134
Allocated expenses	1,970	1,007	673	807	968	5,425
	1,615	877	712	657	785	4,646
Segmental operating income	3,113	1,572	990	1,307	1,432	8,414
	2,644	1,258	1,167	1,065	1,226	7,360
Unallocable expenses						740
						807
Operating income						7,674
						6,553
Other income, net						1,147
						910
Provision for investments						–
						(9)
Net profit before taxes and exceptional item						8,821
						7,472
Income taxes						2,378
						1,717
Net profit after taxes before exceptional item						6,443
						5,755
Exceptional item- Income on sale of investments, net of taxes						–
						48
Net profit after taxes and exceptional item						6,443
						5,803

Geographic Segments

Quarter ended March 31, 2011 and March 31, 2010:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	4,316	1,416	191	745	6,668
	3,665	1,195	84	556	5,500
Identifiable operating expenses	1,909	618	99	372	2,998
	1,646	492	22	286	2,446
Allocated expenses	970	310	37	154	1,471
	773	252	18	117	1,160
Segmental operating income	1,437	488	55	219	2,199
	1,246	451	44	153	1,894
Unallocable expenses					189
					194
Operating income					2,010
					1,700
Other income, net					387
					190
Provision for investments					–
					(10)
Net profit before taxes and exceptional item					2,397
					1,900
Income taxes					667
					518
Net profit after taxes before exceptional item					1,730
					1,382
Exceptional item- Income on sale of investments, net of taxes					–
					48
Net profit after taxes and exceptional item					1,730
					1,430

Year ended March 31, 2011 and March 31, 2010:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	16,815	5,252	594	2,724	25,385
	14,170	4,633	269	2,068	21,140
Identifiable operating expenses	7,521	2,311	286	1,428	11,546
	6,028	1,963	77	1,066	9,134
Allocated expenses	3,610	1,120	122	573	5,425
	3,114	1,020	59	453	4,646
Segmental operating income	5,684	1,821	186	723	8,414
	5,028	1,650	133	549	7,360
Unallocable expenses					740
					807
Operating income					7,674
					6,553
Other income, net					1,147
					910
Provision for investments					–
					(9)
Net profit before taxes and exceptional item					8,821
					7,472
Income taxes					2,378
					1,717
Net profit after taxes before exceptional item					6,443
					5,755
Exceptional item- Income on sale of investments, net of taxes					–
					48
Net profit after taxes and exceptional item					6,443
					5,803

23.2.7.Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Number of shares considered as basic weighted average shares outstanding	57,41,39,565	57,36,75,913	57,40,13,650	57,33,09,523
Add: Effect of dilutive issues of shares/stock options	85,460	4,46,731	1,88,308	6,40,108
Number of shares considered as weighted average shares and potential shares outstanding	57,42,25,025	57,41,22,644	57,42,01,958	57,39,49,631

23.3 Details of rounded off amounts

The financial statements are represented in crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Schedule	Description	As at
		March 31, 2011	March 31, 2010
3	Fixed assets
	Vehicles
	Addition during the year	–	0.04
	Depreciation on deletions	–	0.04
	Deletion during the year	0.08	–
	Depreciation on deletions	0.08	–
4	Investments
	Investment in Infosys Sweden	0.06	0.06
23.2.2	Related party transactions
	Debtors
	Infosys BPO s.r.o.	–	0.04
	Infosys Thailand	–	0.04
	Infosys Consulting India	0.29	–
	Infosys Public Services	0.11	–
	Infosys Sweden	–	0.08
	Infosys Technologia do Brasil Ltda	–	0.62
	Creditors
	Infosys BPO s.r.o.	–	0.16
	Infosys Technologia do Brasil Ltda	0.14	–
	Infosys Mexico	0.31	–
	Infosys Thailand	–	0.02

Profit & Loss Items
in crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2011	2010	2011	2010
Profit & Loss	Provision for investment	–	–	–	9.00
	Additional dividend tax	–	–	–	0.04
23.2.3	Related party transactions
	Revenue transactions
	Purchase of services - Infosys BPO Poland	0.41	0.03	0.41	0.03
	Purchase of services - Infosys BPO s.r.o	–	0.12	–	0.44
	Purchase of services - Infosys Brasil	0.35	–	0.35	–

23.4 Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and year ended March 31, 2011 and March 31, 2010 are as follows:
in crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman (1)
Nandan M. Nilekani	–	–	–	–
	–	–	–	–
	–	–	–	–
	0.09	0.02	0.23	0.34
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.08	0.02	0.15	0.25
	0.08	0.02	0.28	0.38
	0.34	0.08	0.69	1.11
	0.32	0.08	0.61	1.01
Chief Operating Officer and Director
S. D. Shibulal	0.08	0.02	0.13	0.23
	0.07	0.02	0.27	0.36
	0.34	0.08	0.66	1.08
	0.31	0.08	0.56	0.95
Whole-time directors
K. Dinesh	0.08	0.02	0.14	0.24
	0.08	0.02	0.28	0.38
	0.34	0.08	0.68	1.10
	0.32	0.08	0.61	1.01

T. V. Mohandas Pai	0.12	0.02	0.47	0.61
	0.09	0.02	0.79	0.90
	0.43	0.10	2.56	3.09
	0.36	0.08	2.69	3.13

Srinath Batni	0.12	0.03	0.28	0.43
	0.09	0.02	0.51	0.62
	0.43	0.10	1.76	2.29
	0.36	0.07	1.98	2.41
Chief Financial Officer
V. Balakrishnan	0.10	0.02	0.08	0.20
	0.08	0.02	0.07	0.17
	0.38	0.08	2.15	2.61
	0.30	0.08	2.06	2.44
Executive Council Members
Ashok Vemuri	0.57	–	–	0.57
	0.51	–	0.01	0.52
	2.22	–	3.10	5.32
	2.09	–	2.79	4.88

Chandra Shekar Kakal	0.09	0.02	0.08	0.19
	0.07	0.02	0.06	0.15
	0.34	0.08	2.16	2.58
	0.28	0.06	1.73	2.07

B.G. Srinivas	0.56	–	–	0.56
	0.43	–	0.82	1.25
	1.94	–	2.99	4.93
	1.81	–	2.75	4.56

Subhash B. Dhar	0.08	0.02	0.07	0.17
	0.06	0.02	0.06	0.14
	0.30	0.08	1.69	2.07
	0.24	0.07	1.42	1.73
(1)Effective July 9, 2009 , Nandan M Nilekani relinquished the positions of Co-Chairman and Member of the Board

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter and year ended March 31, 2011 and March 31, 2010 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Independent directors
Deepak M. Satwalekar	0.14	–	–	0.14
	0.12	–	–	0.12
	0.59	–	0.01	0.60
	0.60	–	–	0.60

Prof.Marti G. Subrahmanyam	0.19	–	0.04	0.23
	0.16	–	0.03	0.19
	0.79	–	0.23	1.02
	0.65	–	0.20	0.85

Dr.Omkar Goswami	0.12	–	–	0.12
	0.12	–	0.01	0.13
	0.51	–	0.03	0.54
	0.52	–	0.03	0.55

Claude Smadja (1)	–	–	–	–
	0.13	–	0.05	0.18
	0.23	–	0.09	0.32
	0.59	–	0.25	0.84

Rama Bijapurkar (2)	–	–	–	–
	0.11	–	–	0.11
	0.04	–	–	0.04
	0.49	–	0.02	0.51

Sridar A. Iyengar	0.17	–	0.06	0.23
	0.14	–	0.06	0.20
	0.69	–	0.24	0.93
	0.62	–	0.21	0.83

David L. Boyles	0.15	–	0.06	0.21
	0.13	–	0.04	0.17
	0.65	–	0.34	0.99
	0.59	–	0.15	0.74

Prof. Jeffrey S. Lehman	0.15	–	0.06	0.21
	0.15	–	0.06	0.21
	0.67	–	0.13	0.80
	0.61	–	0.24	0.85

K.V.Kamath	0.14	–	–	0.14
	0.05	–	0.01	0.06
	0.56	–	0.01	0.57
	0.39	–	0.02	0.41

R. Seshasayee (3)	0.10	–	–	0.10
	–	–	–	–
	0.10	–	–	0.10
	–	–	–	–
Non-executive director and Chief mentor
N. R. Narayana Murthy	0.15	–	–	0.15
	0.13	–	–	0.13
	0.61	–	–	0.61
	0.57	–	–	0.57
(1) Retired from the board effective August 30, 2010
(2) Resigned from the board effective April 13, 2010
(3) Joined the board effective January 13, 2011

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (‘the Company’) as at 31 March 2011, the Profit and Loss Account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditors’ Report) Order, 2003 (‘the Order’), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (‘the Act’), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;
(e)	on the basis of written representations received from the directors, as at 31 March 2011 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2011 from being appointed as a director in terms of Section 274(1)(g) of the Act;
(f)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2011;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
15 April 2011

ANNEXURE TO THE AUDITORS' REPORT

The Annexure referred to in our report to the members of Infosys Technologies Limited (‘the Company’) for the year ended 31 March 2011. We report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
	(b)	The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.
	(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.
(ii)		The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
(iii)	(a)	The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 (‘the Act’). The maximum amount outstanding during the year was Rs 47.71 crores and the year-end balance of such loan amounted to Rs 22.69 crores. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.
	(b)	In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.
	(c)	In the case of loan granted to the body corporate listed in the register maintained under Section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loan is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.
	(d)	There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act.
	(e)	The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.
(iv)		In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.
(v)	(a)	In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.
	(b)	In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.
(vi)		The Company has not accepted any deposits from the public.
(vii)		In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.
(viii)		The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.
(ix)	(a)
According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.

Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2011 for a period of more than six months from the date they became payable.

	(b)	According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (crores)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act,1961	Fringe benefit tax and interest demanded	2.28	Assessment year 2008-2009	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act,1961	Income-tax, interest and penalty demanded	228.19*#	Assessment year 2007-2008	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act,1961	Interest on Income-tax demanded	0.51	Assessment year 2006-2007	Commissioner of Income Tax (Appeals), Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	24.53*	April 2005 to March 2009	High Court of Karnataka
Central Sales Tax Act, 1956	Sales tax demanded	0.31*#	April 2007 to March 2008	High Court of Andhra Pradesh
Service tax	Service tax demanded	2.58	January 2005 to March 2009	Appellate Tribunal, Bangalore
Service tax	Service tax and penalty demanded	23.15	Feb 2007 to March 2009	Appellate Tribunal, Bangalore
* net of amounts paid under protest.
# a stay order has been received against the amount disputed and not deposited.

(x)	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.
(xi)	The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year.
(xii)	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
(xiii)	In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
(xiv)	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
(xv)	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.
(xvi)	The Company did not have any term loans outstanding during the year.
(xvii)	The Company has not raised any funds on short-term basis.
(xviii)	The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.
(xix)	The Company did not have any outstanding debentures during the year.
(xx)	The Company has not raised any money by public issues during the year.
(xxi)	According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
15 April 2011

INFOSYS TECHNOLOGIES LIMITED
in crore
Balance Sheet as at	Schedule	March 31, 2011	March 31, 2010
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	287
Reserves and surplus	2	24,214	21,749
		24,501	22,036
DEFERRED TAX LIABILITIES	5	176	232
		24,677	22,268
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,934	6,357
Less: Accumulated depreciation and amortization		2,878	2,578
Net book value		4,056	3,779
Add: Capital work-in-progress		499	409
		4,555	4,188
INVESTMENTS	4	1,325	4,626
DEFERRED TAX ASSETS	5	406	313
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	4,212	3,244
Cash and bank balances	7	13,665	9,797
Loans and advances	8	4,867	3,898
		22,744	16,939
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,880	1,763
Provisions	10	2,473	2,035
NET CURRENT ASSETS		18,391	13,141
		24,677	22,268
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	K. Dinesh Director

Bangalore 15-Apr-11	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

in crore, except per share data
Profit and Loss account for the	Schedule	Year ended March 31,
		2,011	2010
Income from software services and products		25,385	21,140
Software development expenses	11	14,267	11,559
GROSS PROFIT		11,118	9,581
Selling and marketing expenses	12	1,219	974
General and administration expenses	13	1,485	1,247
		2,704	2,221
OPERATING PROFIT BEFORE DEPRECIATION		8,414	7,360
Depreciation		740	807
OPERATING PROFIT		7,674	6,553
Other income, net	14	1,147	910
Provision for investments		–	(9)
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		8,821	7,472
Provision for taxation (refer to note 23.2.11)	15	2,378	1,717
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		6,443	5,755
Income on sale of investments, net of taxes (refer to note 23.2.25)		–	48
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		6,443	5,803
Balance Brought Forward		13,806	10,305
Balance in profit and loss account		20,249	16,108
AMOUNT AVAILABLE FOR APPROPRIATION		20,249	16,108
Dividend
Interim dividend		574	573
30th year special dividend		1,722	–
Final dividend		1,149	861
Total Dividend		3,445	1,434
Dividend tax		568	240
Amount transferred to general reserve		645	580
Amount transferred to capital reserve		–	48
Balance in profit and loss account		15,591	13,806
		20,249	16,108
EARNINGS PER SHARE
Equity shares of par value 5/- each
Before exceptional item
Basic		112.26	100.37
Diluted		112.22	100.26
After exceptional item
Basic		112.26	101.22
Diluted		112.22	101.10
Number of shares used in computing earnings per share (1)
Basic		57,40,13,650	57,33,09,523
Diluted		57,42,01,958	57,39,49,631
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Profit and Loss account.
(1) Refer to note 23.2.19

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R. Seshasayee Director	K. Dinesh Director

Bangalore April 15, 2011	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

in crore
Cash Flow statement for the year ended March 31,	Schedule	2,011	2,010
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		8,821	7,472
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		740	807
Provision for Investments		–	(9)
Interest and dividend income		(1,086)	(844)
Effect of exchange differences on translation of deferred tax liabilities		(6)	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5)	68
Changes in current assets and liabilities
Sundry debtors		(968)	146
Loans and advances	16	(704)	(368)
Current liabilities and provisions	17	234	236
		7,026	7,508
Income taxes paid	18	(2,756)	(1,653)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,270	5,855

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,152)	(565)
Investments in subsidiaries	20 (a)	(77)	(120)
Investment/(Disposal) of other securities	20 (b)	3,378	(3,497)
Interest and dividend received	21	1,086	831
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		3,235	(3,351)
Proceeds on sale of long term investments, net of taxes (refer to note 23.2.25)		–	53
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		3,235	(3,298)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		24	88
Repayment of loan given to subsidiary	20 (c)	14	5
Dividends paid including residual dividend		(3,156)	(1,346)
Dividend tax paid		(524)	(228)
NET CASH USED IN FINANCING ACTIVITIES		(3,642)	(1,481)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		5	(68)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		3,868	1,008

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		11,297	10,289
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	15,165	11,297

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	K. Dinesh Director

Bangalore April 15, 2011	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

in crore, except as otherwise stated
Schedules to the Balance Sheet as at March 31,		2011	2010
1	SHARE CAPITAL
	Authorized
	Equity shares, 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, 5/- par value (1)	287	287
	57,41,51,559 (57,38,25,192) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	287
	Forfeited shares amounted to 1,500/- (1,500/-)
	(1) For details of options in respect of equity shares, refer to note 23.2.10 and also refer to note 23.2.19 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	54	6
	Add: Transferred from Profit and Loss account	–	48
		54	54
	Share premium account - Opening balance	3,022	2,925
	Add: Receipts on exercise of employee stock options	24	87
	Income tax benefit arising from exercise of stock options	11	10
		3,057	3,022
	General reserve - Opening balance	4,867	4,287
	Add: Transferred from Profit and Loss account	645	580
		5,512	4,867
	Balance in Profit and Loss account	15,591	13,806
		24,214	21,749

Schedules to the Balance Sheet

3     FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2010	Additions during the year	Deductions/ Retirement during the year	As at March 31, 2011	As at April 1, 2010	For the year	Deductions during the year	As at March 31, 2011	As at March 31, 2011	As at March 31, 2010
Land : Free-hold	178	228	–	406	–	–	–	–	406	178
Leasehold	138	–	3	135	–	–	–	–	135	138
Buildings (1)(2)	3,209	323	–	3,532	737	227	–	964	2,568	2,472
Plant and machinery (2)(3)	1,149	147	144	1,152	597	215	144	668	484	552
Computer equipment (2)(3)	1,037	251	196	1,092	882	186	196	872	220	155
Furniture and fixtures (2)(3)	629	69	100	598	347	112	100	359	239	282
Vehicles	5	2	–	7	3	–	–	3	4	2
Intellectual property rights	12	–	–	12	12	–	–	12	–	–
	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056	3,779
Previous year	5,986	787	416	6,357	2,187	807	416	2,578	3,779
Notes:
(1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2) Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Refer to note 23.2.6 for details
(3) During the year ended March 31, 2011 and March 31, 2010, certain assets which were old and not in use having gross book value of 440 crore and 387 crore respectively (net book value nil) were retired.

in crore, except as otherwise stated
Schedules to the Balance Sheet as at March 31,		2011	2010
4	INVESTMENTS (1)
	Long- term investments– at cost
	Trade (unquoted)
	Other investments	6	6
	Less: Provision for investments	2	2
		4	4
	Non-trade (unquoted)
	Subsidiaries
	Infosys BPO Limited (2)
	3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	107	65
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	5,50,00,000 (5,50,00,000) common stock of USD 1.00 par value, fully paid	243	243
	Infosys Technologies, S. De R.L. De C.V., Mexico	54	40
	Infosys Technologies Sweden AB
	1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
	Infosys Technologies DO Brasil LTDA
	1,45,16,997 (1,07,16,997) shares of BRL 1.00 par value, fully paid	38	28
	Infosys Technologies (Shanghai) Company Limited	11	–
	Infosys Public Services, Inc
	1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
		1,202	1,125
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual fund units	–	2,317
	Certificates of deposit	119	1,180
		119	3,497
		1,325	4,626
	Aggregate amount of unquoted investments	1,325	4,626
	(1) Refer to note 23.2.15 for details of investments
	(2) Investments include 6,79,250 (13,36,331) options of Infosys BPO
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	234	201
	Sundry debtors	19	28
	Other assets	153	84
		406	313
	Deferred tax liabilities
	Branch profit tax	176	232
		176	232
6	SUNDRY DEBTORS(1)
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	64	79
	Other debts
	Unsecured
	Considered good(2)	4,212	3,244
	Considered doubtful	19	21
		4,295	3,344
	Less: Provision for doubtful debts	83	100
		4,212	3,244
	(1) Includes dues from companies where directors are interested	2	11
	(2) Includes dues from subsidiaries (refer to note 23.2.7)	72	56
7	CASH AND BANK BALANCES(1)
	Cash on hand	–	–
	Balances with scheduled banks
	In current accounts (2)	197	153
	In deposit accounts	13,024	8,868
	Balances with non-scheduled banks
	In current accounts	444	776
		13,665	9,797
	(1) Refer to note 23.2.12 for details of balances with scheduled and non-scheduled banks
	(2) Includes balance in unclaimed dividend account (refer to note 23.2.23.a)	3	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	32	46
	Advances
	Prepaid expenses	52	25
	For supply of goods and rendering of services	50	5
	Advance to gratuity trust and others	–	2
	Withholding and other taxes receivable	516	321
	Others	10	13
		660	412
	Unbilled revenues	1,158	789
	Advance income taxes	924	641
	Interest accrued but not due	14	14
	Loans and advances to employees
	Housing and other loans	42	38
	Salary advances	84	62
	Electricity and other deposits	60	60
	Rental deposits	18	13
	Deposits with financial institutions (refer to note 23.2.13)	1,844	1,781
	Mark-to-market gain on forward and options contracts	63	88
		4,867	3,898
	Unsecured, considered doubtful
	Loans and advances to employees	3	2
		4,870	3,900
	Less: Provision for doubtful loans and advances to employees	3	2
		4,867	3,898
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services (1)	85	96
	Accrued salaries and benefits
	Salaries	42	25
	Bonus and incentives	363	421
	For other liabilities
	Provision for expenses	537	375
	Retention monies	21	66
	Withholding and other taxes payable	292	235
	Gratuity obligation - unamortised amount relating to plan amendment	22	26
	Others (2)	8	8
		1,370	1,252
	Advances received from clients	19	7
	Unearned revenue	488	502
	Unclaimed dividend	3	2
		1,880	1,763
	(1) Includes dues to subsidiaries (refer to note 23.2.7)	55	95
	(2) Includes deposits received from subsidiary (refer to note 23.2.7)	7	7
10	PROVISIONS
	Proposed dividend	1,149	861
	Provision for
	Tax on dividend	187	143
	Income taxes (1)	756	719
	Unavailed leave	303	239
	Post-sales client support and warranties (2)	78	73
		2,473	2,035
	(1) Refer to note 23.2.11
	(2) Refer to note 23.2.20

in crore, except as otherwise stated
Schedules to Profit and Loss account for the		Year ended March 31,
		2011	2010
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	10,635	8,972
	Contribution to provident and other funds	378	244
	Staff welfare	53	28
	Technical sub-contractors - subsidiaries	1,568	1,210
	Technical sub-contractors - others	476	269
	Overseas travel expenses including visa	573	401
	Software packages for own use	320	309
	Third party items bought for service delivery to clients	139	17
	Communication expenses	39	45
	Computer maintenance	33	22
	Consumables	23	22
	Rent	25	22
	Provision for post-sales client support and warranties	5	(2)
		14,267	11,559
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	969	753
	Contribution to provident and other funds	7	4
	Staff welfare	2	2
	Overseas travel expenses	100	82
	Traveling and conveyance	4	3
	Commission charges	12	16
	Brand building	70	55
	Professional charges	13	22
	Rent	12	12
	Marketing expenses	14	11
	Telephone charges	14	11
	Printing and Stationery	1	1
	Communication expenses	1	1
	Sales Promotion expenses	–	1
		1,219	974
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	390	330
	Contribution to provident and other funds	25	17
	Professional charges	286	220
	Telephone charges	116	106
	Power and fuel	142	122
	Traveling and conveyance	79	58
	Overseas travel expenses	15	10
	Office maintenance expenses	188	136
	Insurance charges	24	23
	Printing and stationery	10	8
	Donations	1	43
	Rent	31	28
	Advertisements	6	3
	Repairs to building	44	33
	Repairs to plant and machinery	33	31
	Rates and taxes	48	26
	Professional membership and seminar participation fees	10	8
	Postage and courier	9	8
	Books and periodicals	3	3
	Bank charges and commission	1	2
	Auditor's remuneration
	Statutory audit fees	1	1
	Provision for bad and doubtful debts and advances	3	(1)
	Commission to non-whole time directors	5	6
	Freight charges	1	1
	Research grants	14	25
		1,485	1,247
14	OTHER INCOME, NET
	Interest received on deposits with banks and others (1)	1,068	743
	Dividend received on investment in liquid mutual fund units (non-trade unquoted)	18	101
	Miscellaneous income, net (2)	22	27
	Gains / (losses) on foreign currency, net	39	39
		1,147	910
	(1) includes tax deducted at source	91	95
	(2) refer to note 23.2.6 and 23.2.14
15	PROVISION FOR TAXATION
	Income taxes(1)	2,521	1,984
	MAT credit entitlement	–	(288)
	Deferred taxes(2)	(143)	21
		2,378	1,717
	(1) Refer to note 23.2.11
	(2) Excludes translation difference of 6 crore on deferred tax liabilities in crore, except as otherwise stated
Schedules to Cash Flow statements for the year ended March 31,		2011	2010
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet	4,867	3,898
	Less: Gratuity obligation - unamortised amount relating to plan amendment(1)	22	26
	Deposits with financial institutions included in cash and cash equivalents(2)	1,500	1,500
	Interest accrued but not due	14	14
	Loan to subsidiary	32	46
	Advance income taxes	924	641
		2,375	1,671
	Less: Opening balance considered	1,671	1,303
		704	368
	(1) refer to note 23.2.21
	(2) Excludes restricted deposits held with LIC of 344 crore (281 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	4,353	3,798
	Less: Unclaimed dividend	3	2
	Retention monies	21	66
	Gratuity obligation - unamortised amount relating to plan amendment	22	26
	Provisions separately considered in Cash Flow statement
	Income taxes	756	719
	Proposed dividend	1,149	861
	Tax on dividend	187	143
		2,215	1,981
	Less: Opening balance considered	1,981	1,745
		234	236
18	INCOME TAXES PAID
	Charge as per the profit and loss account	2,378	1,717
	Add/(Less) : Increase/(Decrease) in advance income taxes	283	373
	Increase/(Decrease) in deferred taxes (1)	143	(21)
	Increase/(Decrease) in MAT credit entitlement	–	(262)
	Income tax benefit arising from exercise of stock options	(11)	(10)
	(Increase)/Decrease in income tax provision	(37)	(144)
		2,756	1,653
	(1) Excludes translation difference of 6 crore on deferred tax liabilities
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet (1)	1,017	787
	Less: Opening capital work-in-progress	409	615
	Add: Closing capital work-in-progress	499	409
	Add: Opening retention monies	66	50
	Less: Closing retention monies	21	66
		1,152	565
	(1) Net of 3 crore movement in land from leasehold to free-hold for the year ended March 31, 2011
20 (a)	INVESTMENTS IN SUBSIDIARIES (1)
	As per the balance sheet	1,202	1,125
	Less: Opening balance considered	1,125	1,005
		77	120
	(1) Refer to note 23.2.15 for investment made in subsidiaries
20 (b)	INVESTMENT/(DISPOSAL) OF SECURITIES (1)
	Opening balance considered	3,497	–
	Less: Closing as per the balance sheet	119	(3,497)
		3,378	3,497
	(1) Refer to note 23.2.15 for investment and redemptions
20 (c)	REPAYMENT OF SUBSIDIARY LOAN
	Opening balance	46	51
	Less: Closing balance (1)	32	46
		14	5
	(1) Net of exchange rate fluctuation of Nil and 5 crore as at March 31, 2011 and March 31, 2010 respectively
21	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	1,086	844
	Add: Opening interest accrued but not due	14	1

	Less: Closing interest accrued but not due on Certificate of Deposits and bank deposits	14	14
	Less: Closing interest accrued but not due on Bank deposits	–	–
		1,086	831
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	13,665	9,797
	Add: Deposits with financial institutions (1)	1,500	1,500
		15,165	11,297
	(1) Excludes restricted deposits held with LIC of 344 crore (281 crore) for funding leave liability (refer to note 23.2.23b)

Schedules to the Financial Statements for the year ended March 31, 2011

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

"These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 23.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows :

in crore
	Year ended March 31,
	2011	2010
Salaries and bonus including overseas staff expenses	12,459	10,350
Overseas travel expenses	688	493
Traveling and conveyance	83	61
Technical sub-contractors - subsidiaries	1,568	1,210
Technical sub-contractors - others	476	269
Software packages for own use	320	309
Third party items bought for service delivery to clients	139	17
Professional charges	299	242
Telephone charges	130	117
Communication expenses	40	46
Power and fuel	142	122
Office maintenance expenses	188	136
Commission charges	12	16
Brand building	70	55
Rent	68	62
Insurance charges	24	23
Computer maintenance	33	22
Printing and stationery	11	9
Consumables	23	22
Donations	1	43
Advertisements	6	3
Marketing expenses	14	12
Repairs to building	44	33
Repairs to plant and machinery	33	31
Rates and taxes	48	26
Professional membership and seminar participation fees	10	8
Postage and courier	9	8
Provision for post-sales client support and warranties	5	-2
Freight charges	1	1
Books and periodicals	3	3
Provision for bad and doubtful debts and advances	3	-1
Commission to non-whole time directors	5	6
Bank charges and commission	1	2
Auditor's remuneration	0	0
Statutory audit fees	1	1
Research grants	14	25
	16,971	13,780

23.2.2.                      Capital commitments and contingent liabilities

in crore
Particulars	As at
	March 31, 2011		March 31, 2010
Estimated amount of unexecuted capital contracts (net of advances and deposits)		742		267
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts(1)		271		28
[Net of amount paid to statutory authorities 469 crore ( 241 crore)]
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	500	2,230	228	1,024
In Euro	20	127	16	97
In GBP	10	72	7	48
In AUD	10	46	3	12
Options contracts outstanding
In USD	–	–	200	898
		2,475		2,079

(1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of 671 crore (214 crore), including interest of 177 crore (39 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units . The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax (Appeals), Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations."

As of the Balance Sheet date, the company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,196 crore. (891 crore as at March 31, 2010).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore
Particulars	As of March 31,
	2011	2010
Not later than one month	413	242
Later than one month and not later than three months	590	746
Later than three months and not later than one year	1,472	1,091
	2,475	2,079

The company recognized a net gain on derivative financials instruments of 53 crore and 276 crore during the year ended March 31, 2011 and March 31, 2010, respectively, which are included in other income.

23.2.3.Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)
	in crore
Particulars	Year ended March 31,
	2011	2010
Capital goods	161	91
Software packages	4	10
	165	101

23.2.5. Activity in foreign currency

in crore
Particulars	Year ended March 31,
	2011	2010
Earnings in foreign currency (on receipts basis)
Income from software services and products	23,954	21,072
Interest received from banks and others	6	3
Expenditure in foreign currency (on payments basis)
Overseas travel expenses (including visa charges)	535	404
Professional charges	159	150
Technical sub-contractors - subsidiaries	1,568	1,210
Overseas salaries and incentives	6,907	5,950
Other expenditure incurred overseas for software development	1,431	675
Net earnings in foreign currency	13,360	12,686

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore
Particulars	Year ended March 31,
	2011	2010
Lease rentals recognized during the year	68	62

in crore
Lease obligations payable	As at
	March 31, 2011	March 31, 2010
Within one year of the balance sheet date	63	48
Due in a period between one year and five years	152	149
Due after five years	30	24

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2011 and March 31, 2010 are as follows:

in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	25	35
	59	21	38
Plant and machinery	3	2	1
	18	15	3
Computer equipment	1	1	-
	1	1	-
Furniture and fixtures	1	1	-
	3	2	1
Total	65	29	36
	81	39	42

The aggregate depreciation charged on the above assets during the year ended March 31, 2011 amounted to 6 crore. (7 crore for the year ended March 31, 2010).

The rental income from Infosys BPO for the year ended March 31, 2011 amounted to 17 crore. (16 crore for the year ended March 31, 2010).

23.2.7.  Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2011	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China (1)	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico (2)	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai (3)	China	100%	-
Infosys Brasil (4)	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (5)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (5)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (5)	Thailand	-	99.98%
Infosys Consulting India Limited (6)	India	100%	100%
McCamish Systems LLC (5)(7)	USA	99.98%	99.98%

(1)	During the year ended March 31, 2011 the Company made an additional investment of 42 crore (USD 9 million) in Infosys China, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of 107 crore (USD 23 million) and 65 crore (USD 14 million), respectively, in the subsidiary.

(2)	During the year ended March 31, 2011 the Company made an additional investment of 14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of 54 crore (Mexican Peso 150 million) and 40 crore (Mexican Peso 110 million), respectively, in the subsidiary.

(3)	On February 21, 2011 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested 11 crore (USD 3 million) in the subsidiary. As of March 31, 2011 the Company has invested an aggregate of 11 crore (USD 3 million) in the subsidiary.

(4)	During the year ended March 31, 2011 the company made an additional investment of 10 crore (BRL 4 million) in the subsidiary. As of March 31, 2011 and March 31, 2010 the Company has invested an aggregate of 38 crore (BRL 15 million) and 28 crore (BRL 11 million), respectively, in the subsidiary.

(5)	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

(6)	During the year ended March 31, 2010, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2011 and March 31, 2010 Infosys Consulting has invested an aggregate of 1 crore in the subsidiary.

(7)	During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of 67 crore. The acquisition was accounted as a business combination which resulted in goodwill of 227 crore.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2011 and March 31, 2010 are as follows:

in crore
Particulars	As at
	March 31, 2011	March 31, 2010
Loans and advances
Infosys China	23	46
Infosys Brazil	9	-
Sundry debtors
Infosys China	39	19
Infosys Australia	5	7
Infosys Mexico	1	1
Infosys Consulting	24	26
Infosys Brazil	-	1
Infosys BPO (Including subsidiaries)	3	2
Sundry creditors
Infosys China	32	18
Infosys Australia	-	20
Infosys BPO (Including subsidiaries)	3	7
Infosys Brazil	-	-
Infosys Consulting	17	43
Infosys Consulting India	1	1
Infosys Mexico	1	5
Infosys Sweden	1	1
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the company and maximum dues from subsidiaries, in addition to the lease commitments described in note 23.2.6, for the year ended March 31, 2011 and March 31, 2010 are as follows:

in crore
Particulars	Year ended March 31,
	2011	2010
Capital transactions:
Financing transactions
Infosys Mexico	14	18
Infosys China	42	-
Infosys Shanghai	11	-
Infosys Brasil	10	28
Infosys Public services	-	24
Infosys Consulting	-	50
Loans/Advances
Infosys Brasil	9	-
Infosys China	(23)	-
Revenue transactions:
Purchase of services
Infosys Australia	889	634
Infosys China	240	134
Infosys Consulting	353	378
Infosys Consulting India	5	-
Infosys BPO (Including subsidiaries)	17	3
Infosys Sweden	12	11
Infosys Mexico	49	45
Infosys Brazil	3	5
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	114	53
Interest income
Infosys China	2	3
Sale of services
Infosys Australia	33	25
Infosys China	6	10
Infosys BPO (Including subsidiaries)	21	-
Infosys Consulting	73	25
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	78	71
Infosys Consulting	4	4
Maximum balances of loans and advances
Infosys Australia	81	51
Infosys China	48	48
Infosys Brasil	9	-
Infosys BPO (Including subsidiaries)	-	4
Infosys Mexico	4	4
Infosys Consulting	35	35

During the year ended March 31, 2011, an amount of Nil (34 crore for the year ended March 31, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2011, an amount of 12 crore (23 crore for the year ended March 31, 2010) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.8. Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2011 and March 31, 2010 have been detailed in Schedule 23.4.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is as follows:

in crore
Particulars	Year ended March 31,
	2011	2010
Whole-time directors
Salary	2	2
Contribution to provident and other funds	1	-
Perquisites and incentives	6	7
Total remuneration	9	9
Non-Whole-time directors
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors are as follows:

in crore
Particulars	Year ended March 31,
	2011	2010
Net profit after tax before exceptional item	6,443	5,755
Add:
Whole-time director's remuneration	9	9
Commission to non-whole time-directors	6	6
Provision for bad and doubtful debts and advances	3	(1)
Depreciation as per books of accounts	740	807
Provision for taxation	2,378	1,717
	9,579	8,293
Less:
Depreciation as envisaged under Section 350 of the Companies Act (1)	740	807
Net profit on which commission is payable	8,839	7,486

Commission payable to non-whole-time directors
Maximum allowed as per the Companies Act, 1956 at 1%	88	75
Maximum approved by the share holders at 1% (1%)	88	75
Commission approved by the Board	6	6
(1) The company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly the rates of depreciation used by the company are higher than the minimum prescribed by Schedule XIV.

During the year ended March 31, 2011 and March 31, 2010 Infosys BPO has provided for commission of 0.12 crore and 0.12 crore to a non-whole-time director of Infosys.

23.2.9.  Research and development expenditure

in crore
Particulars	Year ended March 31,
	2011	2010
Capital	6	3
Revenue	521	437

23.2.10. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2011 and March 31, 2010 are set out below:

Particulars	Year ended March 31,
	2011	2010
The 1998 Plan :
Options outstanding, beginning of the year	2,42,264	9,16,759
Less: Exercised	1,88,675	6,14,071
Forfeited	3,519	60,424
Options outstanding, end of the year	50,070	2,42,264
The 1999 Plan :
Options outstanding, beginning of the year	2,04,464	9,25,806
Less: Exercised	1,37,692	3,81,078
Forfeited	18,052	3,40,264
Options outstanding, end of the year	48,720	2,04,464

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011 and March 31, 2010 was 2,950 and 2,266 respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011 and March 31, 2010 was 2,902 and 2,221 respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as at March 31, 2011 and March 31, 2010 :

Range of exercise prices per share ( )	As at March 31, 2011
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

Range of exercise prices per share ( )	As at March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

The aggregate options considered for dilution are set out in note 23.2.19

23.2.11.  Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In fiscal 2010, the Company calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

As at March 31, 2011, the company has provided for branch profit tax of 176 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future.

23.2.12.  Cash and bank balances

The details of balances as on Balance Sheet dates with non-scheduled banks are as follows:

in crore
Balances with non-scheduled banks	As at
	March 31, 2011	March 31, 2010
In current accounts
ANZ Bank, Taiwan	3	2
Bank of America, USA	274	644
Citibank NA, Australia	61	24
Citibank N.A, New Zealand	-	-
Citibank NA, Thailand	1	1
Citibank NA, Japan	17	2
Deutsche Bank, Belgium	5	18
Deutsche Bank, Germany	5	12
Deutsche Bank, Moscow (U.S.Dollar account)	-	1
Deutsche Bank, Netherlands	2	7
Deutsche Bank, France	3	1
Deutsche Bank, Switzerland	1	10
Deutsche Bank, Switzerland (U.S Dollar account)	-	1
Deutsche Bank, Singapore	3	1
Deutsche Bank, UK	40	29
Deutsche Bank, Spain	1	2
HSBC Bank, UK	1	1
Nordbanken, Sweden	4	-
Royal Bank of Canada, Canada	23	20
	444	776

The details of balances as on Balance Sheet dates with scheduled banks are as follows:

in crore
Balances with scheduled banks in India	As at
	March 31, 2011	March 31, 2010
In current accounts
Citibank - Unclaimed dividend account	1	-
Deustche Bank	11	12
Deustche Bank-EEFC (Euro account)	8	3
Deustche Bank-EEFC (U.S. Dollar account)	141	8
Deutsche Bank-EEFC account in Swiss Franc	2	-
HDFC Bank - Unclaimed dividend account	1	1
ICICI Bank	18	121
ICICI Bank-EEFC (U.S. Dollar account)	14	7
ICICI bank-Unclaimed dividend account	1	1
	197	153

in crore
Balances with scheduled banks in India	As at
	March 31, 2011	March 31, 2010
In deposit accounts
Allahabad Bank	500	100
Andhra Bank	399	99
Axis Bank	476	-
Bank of Baroda	1,100	299
Bank of India	1,197	881
Bank of Maharashtra	488	500
Barclays Bank	-	100
Canara Bank	1,254	958
Central Bank of India	354	100
Corporation Bank	295	276
DBS Bank	-	49
HDFC Bank	646	-
HSBC Bank	-	483
ICICI Bank	689	1,370
IDBI Bank	716	900
ING Vysya Bank	-	25
Indian Overseas Bank	500	131
Jammu and Kashmir Bank	12	10
Kotak Mahindra Bank	25	25
Oriental Bank of commerce	578	100
Punjab National Bank	1,493	994
State Bank of Hyderabad	225	200
State Bank of India	449	126
State Bank of Mysore	354	496
South Indian Bank	25	-
Syndicate Bank	500	458
Union Bank of India	631	93
Vijaya Bank	95	95
Yes Bank	23	-
	13,024	8,868
Total cash and bank balances as per balance sheet	13,665	9,797

The details of maximum balances during the year with non-scheduled banks are as follows:

in crore
Maximum balance with non-scheduled banks during the year	Year ended March 31,
	2011	2010
In current accounts
ANZ Bank, Taiwan	3	-
ABN Amro Bank , Taiwan	-	4
Bank of America, USA	927	694
BNP Paribas Bank, Norway	1	-
Citibank NA, Australia	156	134
Citibank NA, New Zealand	7	5
Citibank NA, Singapore	-	45
Citibank NA, Japan	21	17
Citibank NA, Thailand	4	1
Deutsche Bank, Belgium	23	47
Deutsche Bank, Germany	36	31
Deutsche Bank, Netherlands	19	20
Deutsche Bank, France	9	6
Deutsche Bank, Moscow (RUB account)	2	-
Deutsche Bank, Moscow (U.S. Dollar account)	1	1
Deutsche Bank, Spain	4	5
Deutsche Bank, Singapore	18	15
Deutsche Bank, Switzerland	93	39
Deutsche Bank, Switzerland (U.S. Dollar account)	11	14
Deutsche Bank, UK	125	183
HSBC Bank, UK	2	8
Morgan Stanley Bank, USA	6	8
Nordbanken, Sweden	4	-
Royal Bank of Canada, Canada	47	28
Standard Chartered Bank, UAE	5	4
Svenska Handelsbanken, Sweden	3	3
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	4	2

23.2.13.  Loans and advances

Deposits with financial institutions:

in crore
Particulars	As at
	March 31, 2011	March 31, 2010
HDFC Limited	1,500	1,500
Life Insurance Corporation of India (LIC)	344	281
	1,844	1,781

The maximum balance (including accrued interest) held as deposits with financial institutions is as follows:

in crore
Particulars	Year ended March 31,
	2011	2010
Deposits with financial institutions:
HDFC Limited	1,619	1,550
Life Insurance Corporation of India	431	281

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.23.b.)

23.2.14.  Fixed assets

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2011 and March 31, 2010 is less than 1 crore and accordingly disclosed under note 23.3.

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than 5,000/- each and other low value assets.
in crore
Particulars	Year ended March 31,
	2011	2010
Depreciation charged during the year	33	86

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Fixed assets' in the financial statements. Additionally, certain land has been purchased for which though the company has possession certificate, the sale deeds are yet to be executed as at March 31, 2011.

23.2.15. Details of Investments

in crore
Particulars	As at
	March 31, 2011	March 31, 2010
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2
	6	6
Less: Provision for investment	2	2
	4	4

The details of liquid mutual fund units as at March 31, 2010 is as follows:

in crore
Particulars	Number of units	Amount

Tata Floater Fund - Weekly Dividend	27,28,06,768	275
Kotak Floater Long Term Plan - Weekly Dividend	20,93,66,402	211
Reliance Medium Term Fund - Weekly Dividend Plan D	13,68,30,703	234
Birla Sunlife Savings Fund - Institutional - Weekly Dividend Payout	26,71,60,366	267
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend Payout	2,93,92,648	310
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend	38,95,22,783	390
UTI Treasury Advantage Fund - Institutional Weekly Dividend Plan - Payout	38,86,168	389
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Weekly	12,03,96,040	122
DWS Ultra Short Term Fund - Institutional Weekly Dividend	3,96,85,983	40
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	3,47,73,535	35
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	1,09,36,513	11
DSP Blackrock Floating Rate Fund - Institutional - Weekly Dividend	99,866	10
Religare Ultra Short Term Fund - Institutional Weekly Dividend	2,25,53,650	23
	153,74,11,425	2,317
At cost		1,413
At fair value		904
		2,317

The balances held in Certificates of deposit as at March 31, 2011 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Hyderabad	1,00,000	7,500	71
Union Bank of India	1,00,000	5,000	48
		12,500	119

The balances held in Certificates of deposit as at March 31, 2010 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
Punjab National Bank	1,00,000	50,000	480
Bank of Baroda	1,00,000	27,500	265
HDFC Bank	1,00,000	25,000	236
Corporation Bank	1,00,000	20,000	189
Jammu and Kashmir Bank	1,00,000	1,000	10
		1,23,500	1,180

The details of investments and disposal of securities during the year ended March 31, 2011 and March 31, 2010 are as follows:

in crore
Particulars	Year ended March 31,
	2011	2010
Investment in securities
Subsidiary- Infosys Consulting	-	50
Subsidiary- Infosys China	42	-
Subsidiary- Infosys Mexico	14	18
Subsidiary- Infosys Brasil	10	28
Subsidiary- Infosys Public Services	-	24
Subsidiary- Infosys Shanghai	11	-
Certificates of deposit	840	1,180
Liquid mutual fund units	1,583	9,016
	2,500	10,316
Redemption / disposal of investment in securities
Long term investments	-	5
Certificates of deposit	1,901	-
Liquid mutual fund units	3,900	6,699
	5,801	6,704
Net movement in investments	(3,301)	3,612

The details of investment purchased and sold during the year ended March 31, 2011 is as follows:

Name of the fund	Face Value	Units	Cost (in Crore)
Birla Sun Life Cash Plus - Instl. Prem. - Daily Dividend - Reinvestment	10	17,46,98,810	175
Birla Sunlife Savings Fund - Institutional - Weekly Dividend Payout	10	9,19,03,006	92
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	100	2,84,44,817	300
ICICI Prudential Liquid Super Institutional Plan - Div - Daily	100	3,67,95,966	368
IDFC Money Manager Fund - Investment Plan - Inst Plan B - Weekly Div	10	4,29,06,464	43
Kotak Floater Long Term - Weekly Dividend	10	33,23,89,222	335
Kotak Liquid - Institutional Premium - Daily Dividend	10	6,38,19,533	78
Tata Floater Fund - Weekly Dividend	10	8,42,88,604	85
Reliance Medium Term Fund - Weekly Dividend Plan	10	2,16,35,163	37
Birla Sun Life Short Term Fund - Institutional Fortnightly Dividend - Payout	10	6,85,47,384	70

The details of investments purchased and sold during the year ended March 31, 2010 is as follows:

Name of the fund	Face Value	Units	Cost (in Crore)
Birla Sunlife Short Term Fund - Institutional - Fortnightly Dividend	10	30,69,30,245	312
Birla Sunlife Savings Fund - Institutional - Weekly Dividend	10	44,96,87,618	450
DSP Blackrock Strategic Bond Fund - Institutional Plan - Monthly Dividend	1,000	4,90,830	50
DBS Chola Freedom Income - Short Term Fund - Weekly Dividend	10	8,19,67,368	86
HDFC Floating Rate Income Fund - Short Term	10	50,78,57,424	515
ICICI Prudential Floating Rate Plan - D - Weekly Dividend	10	23,88,35,963	239
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	100	4,17,36,593	440
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	61,62,18,874	617
Reliance Medium Term Fund - Weekly Dividend Plan - D	10	30,23,62,955	517
UTI Treasury Advantage Fund - Institutional Weekly Dividend Payout	1,000	43,48,966	435
HSBC Floating Rate Long Term Institutional Weekly Dividend Payout	10	13,43,20,855	151
DWS Ultra Short Term Fund - Institutional Weekly Dividend	10	100,27,38,474	1,011
Religare Ultra Short Term Fund - Institutional Weedly Dividend	10	50,89,85,841	510
Principal Floating Rate Fund FMP - Institutional Option - Dividend Payout Weekly	10	11,11,37,088	111
Tata Floater Fund - Weekly Dividend	10	25,78,43,865	260
Kotak Floater Long Term Plan - Weekly Dividend	10	44,64,32,595	450
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	10	41,66,63,413	420
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	10	12,37,59,926	125

23.2.16. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and directly charged against total income.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2011 and March 31, 2010:
in crore
Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	9,293	4,686	3,134	3,757	4,515	25,385
	7,354	3,988	3,234	2,989	3,575	21,140
Identifiable operating expenses	4,210	2,107	1,471	1,643	2,115	11,546
	3,095	1,853	1,355	1,267	1,564	9,134
Allocated expenses	1,970	1,007	673	807	968	5,425
	1,615	877	712	657	785	4,646
Segmental operating income	3,113	1,572	990	1,307	1,432	8,414
	2,644	1,258	1,167	1,065	1,226	7,360
Unallocable expenses						740
						807
Operating income						7,674
						6,553
Other income, net						1,147
						910
Provision for investments						-
						(9)
Net profit before taxes and exceptional item						8,821
						7,472
Income taxes						2,378
						1,717
Net profit after taxes before exceptional item						6,443
						5,755
Exceptional item - Income on sale of investments, net of taxes						-
						48
Net profit after taxes and exceptional item						6,443
						5,803

Geographic Segments

Year ended March 31, 2011 and March 31, 2010:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	16,815	5,252	594	2,724	25,385
	14,170	4,633	269	2,068	21,140
Identifiable operating expenses	7,521	2,311	286	1,428	11,546
	6,028	1,963	77	1,066	9,134
Allocated expenses	3,610	1,120	122	573	5,425
	3,114	1,020	59	453	4,646
Segmental operating income	5,684	1,821	186	723	8,414
	5,028	1,650	133	549	7,360
Unallocable expenses					740
					807
Operating income					7,674
					6,553
Other income, net					1,147
					910
Provision for investments					-
					(9)
Net profit before taxes and exceptional item					8,821
					7,472
Income taxes					2,378
					1,717
Net profit after taxes before exceptional item					6,443
					5,755
Exceptional item - Income on sale of investments, net of taxes					-
					48
Net profit after taxes and exceptional item					6,443
					5,803

23.2.17. Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2011 the Company has provided for doubtful debts of 19 crore ( 21 crore as at March 31, 2010) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full

23.2.18. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2011	2010
Interim and 30th year special dividend for fiscal 2011	10,87,18,147	435	-
Interim dividend for fiscal 2010	10,70,15,201	-	107
Final dividend for fiscal 2010	10,68,22,614	160	-
Final dividend for fiscal 2009	10,73,97,313	-	145

23.2.19.  Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,
	2011	2010
Number of shares considered as basic weighted average shares outstanding	57,40,13,650	57,33,09,523
Add: Effect of dilutive issues of shares/stock options	1,88,308	6,40,108
Number of shares considered as weighted average shares and potential shares outstanding	57,42,01,958	57,39,49,631

23.2.20.  Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in crore
Particulars	Year ended March 31,
	2011	2010
Balance at the beginning	73	75
Provision recognized/(reversed)	5	(2)
Provision utilised	-	-
Exchange difference during the year	-	-
Balance at the end	78	73

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21. Gratuity Plan

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore
Particulars	As at
	March 31 2011	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at year beginning	308	256	217	221	180
Transfer of obligation	-	(2)	-	-	-
Service cost	171	72	47	47	44
Interest cost	24	19	15	16	14
Actuarial (gain)/ loss	15	(4)	-	(9)	-
Benefits paid	(59)	(33)	(23)	(21)	(17)
Amendment in benefit plans	-	-	-	(37)	-
Obligations at year end	459	308	256	217	221

Defined benefit obligation liability as at the balance sheet date is fully funded by the Company

Change in plan assets
Plans assets at year beginning, at fair value	310	256	229	221	167
Expected return on plan assets	34	24	16	18	16
Actuarial gain/ (loss)	1	1	5	2	3
Contributions	173	62	29	9	52
Benefits paid	(59)	(33)	(23)	(21)	(17)
Plans assets at year end, at fair value	459	310	256	229	221

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	459	310	256	229	221
Present value of the defined benefit obligations at the end of the year	459	308	256	217	221
Asset recognized in the balance sheet	-	2	-	12	-
Assumptions
Interest rate	7.98%	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.36%	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the year ended March 31, 2011 and March 31, 2010 comprises of the following components:
in crore
Particulars	Year ended March 31,
	2011	2010
Gratuity cost for the year
Service cost	171	72
Interest cost	24	19
Expected return on plan assets	(34)	(24)
Actuarial (gain)/loss	14	(5)
Plan amendment amortization	(4)	(3)
Net gratuity cost	171	59
Actual return on plan assets	35	25

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at March 31, 2011 and March 31, 2010, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The company expects to contribute approximately 100 crore to the gratuity trust during the fiscal 2012.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2011 and March 31, 2010 amounted to 22 crore and 26 crore, respectively and disclosed under 'Current Liabilities'.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The company contributed 179 crore crore towards Provident Fund during the year ended March 31, 2011. (150 crore during the year ended March 31, 2010).

23.2.22.b Superannuation

The company contributed 57 crore to the Superannuation Trust during the year ended March 31, 2011. (54 crore during the year ended March 31, 2010).

23.2.23 Cashflow statement

23.2.23.a Unclaimed dividend

The balance of cash and cash equivalents includes 3 crore as at March 31, 2011 (2 crore as at March 31, 2010) set aside for payment of dividends.

23.2.23.b Restricted deposits

Deposits with financial institutions as at March 31, 2011 include 344 crore (281 crore as at March 31, 2010) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

23.2.24 Dues to micro and small enterprises

The company has no dues to micro and small enterprises during the year ended March 31, 2011 and March 31, 2010 and as at March 31, 2011 and March 31, 2010.

23.2.25 Exceptional item

During the year ended March 31, 2010, the company sold 32,31,151 shares of OnMobile Systems Inc, USA (OMSI) at a price of 166.58 per share amounting to a total consideration of 53 crore, net of taxes and transactions costs. The resultant income of 48 crore has been appropriated to capital reserve.

23.3  Details of rounded off amounts

The financial statements are represented in crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Item
in crore
Schedule	Description	As at
		March 31, 2011	March 31, 2010
3	Fixed assets
	Vehicles
	Addition during the year	-	0.04
	Depreciation on deletions	-	0.04
	Deletion during the year	0.08	-
	Depreciation on deletions	0.08	-
4	Investments
	Investment in Infosys Sweden	0.06	0.06
23.2.7	Related party transactions
	Debtors
	Infosys BPO s.r.o.	-	0.04
	Infosys Thailand	-	0.04
	Infosys Consulting India	0.29	-
	Infosys Public Services	0.11	-
	Infosys Sweden	-	0.08
	Infosys Technologia do Brasil Ltda	-	0.62
	Creditors
	Infosys BPO s.r.o.	-	0.16
	Infosys Technologia do Brasil Ltda	0.14	-
	Infosys Mexico	0.31	-
	Infosys Thailand	-	0.02
23.2.12	Balances with non-scheduled banks
	-ABN Amro Bank, Denmark	0.27	0.21
	-Bank of Baroda, Mauritius	0.02	0.02
	- Citibank N.A, New Zealand	0.20	0.26
	- Deutsche Bank, Moscow	0.10	0.34
	- Deutsche Bank, Moscow, USD	0.11	1.21
	-Deutsche Bank, Singapore	-	0.66
	-Deutsche Bank, Zurich, Switzerland USD account	0.01	1.40
	- Nordbanken, Sweden	-	0.06
	- Standard Chartered Bank, UAE	0.17	0.09
	- The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.41	0.16
23.2.12	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Denmark	0.27	0.21
	- Deutsche Bank Russia	-	0.37
	- Nordbanken, Sweden	-	0.48
	- Deutsche Bank, Russia (U.S. dollar account)	-	0.21

Profit & Loss Items

Schedule	Description	Year ended March 31,
		2011	2010
Profit & Loss	Provision for investment	-	9.00
	Additional dividend tax	-	0.04
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	-	0.28
	Auditor’s remuneration :
	Statutory audit fees	-	0.69
	Certification charges	0.06	0.05
	Out-of-pocket expenses	0.04	0.03
	Freight charges	-	1.01
	Sales promotion expenses	0.28	1.00
	Bank charges and commission	-	1.75
23.2.7	Related party transactions
	Revenue transactions
	Purchase of services - Infosys BPO Poland	0.41	0.03
	Purchase of services - Infosys BPO s.r.o	-	0.44
	Purchase of services - Infosys Brasil	0.35	-

23.4 Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2011 and March 31, 2010 are as follows:
in crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman (1)
Nandan M. Nilekani	-	-	-	-
	0.09	0.02	0.23	0.34
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.34	0.08	0.69	1.11
	0.32	0.08	0.61	1.01
Chief Operating Officer and Director
S. D. Shibulal	0.34	0.08	0.66	1.08
	0.31	0.08	0.56	0.95
Whole-time directors
K. Dinesh	0.34	0.08	0.68	1.10
	0.32	0.08	0.61	1.01

T. V. Mohandas Pai	0.43	0.10	2.56	3.09
	0.36	0.08	2.69	3.13

Srinath Batni	0.43	0.10	1.76	2.29
	0.36	0.07	1.98	2.41
Chief Financial Officer
V. Balakrishnan	0.38	0.08	2.15	2.61
	0.30	0.08	2.06	2.44
Executive Council Members
Ashok Vemuri	2.22	-	3.10	5.32
	2.09	-	2.79	4.88

Chandra Shekar Kakal	0.34	0.08	2.16	2.58
	0.28	0.06	1.73	2.07

B.G. Srinivas	1.94	-	2.99	4.93
	1.81	-	2.75	4.56

Subhash B. Dhar	0.30	0.08	1.69	2.07
	0.24	0.07	1.42	1.73
(1) Effective July 9, 2009 , Nandan M Nilekani relinquished the positions of Co-Chairman and Member of the Board

Particulars of remuneration and other benefits of non-executive/ independent directors for the year ended March 31, 2011 and March 31, 2010 :

Name	Commission	Sitting fees	Reimbursement of expenses	"Total Remuneration"
Independent directors
Deepak M. Satwalekar	0.59	-	0.01	0.60
	0.60	-	-	0.60

Prof.Marti G. Subrahmanyam	0.79	-	0.23	1.02
	0.65	-	0.20	0.85

Dr.Omkar Goswami	0.51	-	0.03	0.54
	0.52	-	0.03	0.55

Claude Smadja (1)	0.23	-	0.09	0.32
	0.59	-	0.25	0.84

Rama Bijapurkar (2)	0.04	-	-	0.04
	0.49	-	0.02	0.51

Sridar A. Iyengar	0.69	-	0.24	0.93
	0.62	-	0.21	0.83

David L. Boyles	0.65	-	0.34	0.99
	0.59	-	0.15	0.74

Prof. Jeffrey S. Lehman	0.67	-	0.13	0.80
	0.61	-	0.24	0.85

K.V.Kamath	0.56	-	0.01	0.57
	0.39	-	0.02	0.41

R. Seshasayee (3)	0.10	-	-	0.10
	-	-	-	-
Non-executive director and Chief mentor
N. R. Narayana Murthy	0.61	-	-	0.61
	0.57	-	-	0.57
(1) Retired from the board effective August 30, 2010
(2) Resigned from the board effective April 13, 2010
(3) Joined the board effective January 13, 2011

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 31 March 2011 and the year to date financial results for the period from 1 April 2010 to 31 March 2011, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2011 as well as the year to date results for the period from 1 April 2010 to 31 March 2011.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
15 April 2011